Filed by Regions Financial Corporation
                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

            Subject Company: AmSouth Bancorporation (Commission File No. 1-7476)

FORWARD LOOKING STATEMENTS

      This transcript contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the "Merger"), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company's filings with the Securities and Exchange Commission (the "SEC"). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this transcript.

ADDITIONAL INFORMATION

      The proposed Merger will be submitted to Regions Financial's and AmSouth's stockholders for their consideration. Regions Financial has filed a preliminary registration statement, which includes a joint proxy statement/prospectus to be sent to each company's stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the preliminary registration statement and the joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC's Web site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing Regions Financial's website (http://www.Regions.com) under the tab "Investor Relations" and then under the heading "SEC Filings", or by accessing AmSouth's Web site (http://www.amsouth.com) under the tab "About AmSouth," then under the tab "Investor Relations" and then under the heading "SEC Filings."

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial's 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth's 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger. You may obtain free copies of these documents as described above.

                                                                FINAL TRANSCRIPT
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JUL.14.2006/10:00AM, RF-Q2 2006 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL
--------------------------------------------------------------------------------

Good day, ladies and gentlemen, and welcome to the second quarter 2006 Regions Financial Corp. conference call. My name is Dwanda and I will be your coordinator for today.

At this time, all participants are in listen-only mode. We will conduct a question-and-answer ses-sion towards the end of the conference. If at any time during the call you require assistance, please key start followed by zero and the coordinator will be happy to assist you. As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the call over to Ms. Jenifer Kimbrough, Director of Investor Relations. Please proceed.

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JENIFER KIMBROUGH - REGIONS FINANCIAL CORPORATION - DIRECTOR INVESTOR RELATIONS

Thank you and good morning. Thank you all for joining us.

Commenting on our second quarter 2006 earnings results will be Jack Moore, Regions Chair-man, CEO and President and Bryan Jordan, Regions Chief Financial Officer. Rick Horsley, Regions Vice Chairman and CEO of [Bennett's] Business Enterprises will also be available for questions.

Our earnings release and supplement has been filed on Form 8-K and is also located at re-gions.com in the Investor Relations Earnings Release section of the Web site.

Certain   statements   made  in  this  call  may  be  forward   looking.   These
forward-looking statements reflect Regions' current views with respect to future events and financial performance.

Actual results could differ substantially and materially from what we have projected. Such statements are made in good faith pursuant to the Safe Harbor provisions of the Private Security Litigation Reform Act of 1995.

Please refer to our press release filed on Form 8-K dated today, July 14, 2006 for factors that could affect the accuracy of our expectations or cause our future results to differ materially from our expectations.

Now I'll turn over the call to Mr. Moore.

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Thanks, Jenifer. We appreciate all of you joining us this morning.

This has been an exceptional quarter for Regions. In mid-May, our stock reached an all-time high. Later that month, we announced our strategic MOE with AmSouth and now we are pleased to report record quarterly earnings.

Regions' second quarter results were outstanding, with earnings reaching a new record level of $0.75 per share, 17% above the first quarter and 27% higher than year ago core EPS of $0.59. We have begun to realize the pow-erful benefits of two years of hard work surrounding our mid-2004 strategic merger with Union Planters.

Second   quarter's   revenue   strength  shows  we're  making  good  headway  is
capitalizing on revenue opportunities and there's also notable operating efficiency improvement, almost 400 basis points year-over-year.

Net interest income climbed to a new high in the second quarter, helped by continued excellent balance sheet management and continued pricing discipline in the field. Fee-based revenues were strong, expenses dropped from the first quarter and credit quality remained outstanding.

As a result, Regions' annualized return on tangible common equity increased to about 26%, which met one of our key milestones. It was, by all accounts, a very solid core performance quarter.

I am extremely encouraged by our continued progress and believe Regions is well positioned to achieve record full-year 2006 operating profits.

I'm also very pleased and excited about our pending merger with AmSouth, which we an-nounced May 25th. The merger planning process is about six weeks underway and progressing well, with a fourth quarter close still targeted.

Our teams are working well together and we've announced over 100 key leaders in the combined company. We strongly believe the combination of these two strong franchises offers considerable opportunities, both from an expense reduction and revenue generation standpoint.

I remain confident in our ability to fully capitalize on these opportunities. Regions' trends are positive, demonstrating the foundation of our belief that mergers such Regions Union Planters and Regions AmSouth can create tremendous value.

We believe the Regions AmSouth merger has the power to enable us to become the leading re-gional financial services company. We are committed to successfully combining the two companies, building on the successes of both companies and benefiting from both Regions and AmSouth's key strengths, enhanced combined footprint and combined product offerings.

At the same time, we will continue to focus on providing superior products and service for our customers and to fostering a workplace that attracts, retains, and rewards talented associates. The outcome should be consis-tently above-average profitably and returns for our shareholders.

Bryan will now provide more details about our second quarter's financial results.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Thanks, Jack. Good morning, everyone.

As Jack said, it was a great quarter that demonstrates the power of a successful merger. Higher revenue and lower expenses boosted EPS $0.11 linked quarter. Total taxable equivalent revenues increased $45 million, or 3.7%, expenses dropped $30 million.

Our banking business posted a very good quarter with revenue per FTE rising to $287,000 on a year-to-date basis, 2% above first quarter's $281,000. The banking franchise's second quarter operating efficiency ratio im-proved to 50% from 53% in the first quarter.

Community banking loan growth accelerated at period end to an annualized 6%, up from first quarter's average 1% annualized pace. CNI lending was a primary driver, with active across industry groups and across our foot-print, although it was more pronounced in areas like Atlanta and Miami.

Low-cost community banking deposits did begin to decline a bit as the mix shift towards higher rate product became more evident. Increases in retail CDs were largely offset by declines in low-cost deposits as customers continued to seek higher yields.

Toward quarter end, we launched a money market deposit campaign which enables us to further emphasize transaction accounts.

We saw an approximate $80 million deposit outflow in the Katrina-affected area, primarily to fund rebuilding efforts. The good news is that we are starting to see some loan activity in these areas, particularly in the Missis-sippi Gulf Coast region.

There is also increasing activity around GO Zone financing at both the bank and Morgan Keegan.

Credit quality was outstanding. Nonperforming assets dropped $89 million linked quarter and $136 million, or 30% year-over-year June 30th.

In the second quarter, we sold $10 million of foreclosed real estate and $59 million of non-performing residential mortgages. Inflows of new problem credits, including Katrina-related, were low.

Net loan losses were an annualized 21 basis points of average loans, slightly above first quarter seasonally low 20 basis points, but below a year earlier's 23 basis points.

Katrina-area write-offs were just a little over $1 million. We currently expect full-year 2006 net charge offs to be in the mid-20 basis points.

Our allowance for loan losses remains strong, or 1.23% of total loans at June 30th. Little change from March 31, 2006's 1.34% and slightly above mid-2005's 1.30%. The second quarter provision largely covered write-offs.

Taxable equivalent net interest income increased $25 million first to second quarter and $75 mil-lion, or 10% year-over-year primarily due to a higher net interest margin. A well positioned balance sheet continued to sup-port our net interest margin, which rose 6 basis points linked quarter to 4.24%.

At the end of the first quarter, we expected some margin compression in the second quarter as a result of the changing mix in deposits and a generally more competitive deposit market.

We did continue to see a migration of deposits from lower-cost transaction accounts into CDs, however, there were a couple of other items that worked in our favor. Interest-bearing deposit costs for the quarter were up only 29 basis points, even given the mix shift as we continued to be very successful in controlling deposit costs.

The other major factor driving higher margin was the record EquiFirst production that we saw during the quarter. Average EquiFirst loans held for sale increased approximately $650 million at a rough yield of 8.5%, up approximately 50 basis points.

In total earning asset yields were up 28 basis points while interest-bearing liabilities were up 27 basis points.

We continue to expect deposit mix shifts, competitive pressure, and the overall lag in deposit pricing resulting from sustained fed rate increases to place some pressure on the margin, especially when rate increases end. The midpoint of our expected range for all of 2006 approximates 4.1%.

Whether we end up at the high end of our range or the lower end will be influenced by the Fed's interest rate policy, the impact of market forces on deposit costs, and our ability to manage or react to those forces. We do ex-pect modest growth in earning assets in the second half of the year, which should offset some of the margin contraction.

Please keep in mind we are asset-sensitive and as such, we should be have well prepared or posi-tioned for further increases in interest rates.

Turning to non-interest revenue, we were pleased with both the strength and the diversity. Fee-based revenues were up $21 million linked quarter despite first quarter's exceptionally strong capital markets contribution.

Linked quarter, there was particular improvement in service charges on deposit accounts and mortgage banking revenues. Year-over-year second quarter total fees grew $45 million, or 10% excluding securities transactions and business line sales.

Morgan Keegan reported another good quarter with revenue and earnings of $239 million and $33 million respectively.

Earnings were 34% above a year earlier. They were only $8 million below first quarter's record level, which included a $9 million after-tax gain on the swap of the NYSE seats for stock.

Business flows were healthy across the board, but fixed income capital markets and asset man-agement were especially robust, growing revenue a respective 18% and 12% linked quarter.

Equity capital markets had its best June ever. We continue to expect Morgan Keegan to achieve record full-year 2006 profits given its larger sales force, increased number of locations, and cross selling momentum.

Mortgage banking earnings bounced back to $10 million due to a $6 million positive swing in EquiFirst linked quarter results and improved conforming mortgage profits. In line with expectations, EquiFirst gain on sale margin rebounded about 30 basis points to around 2.20% and origination volume picked up to $3 billion.

Mortgage banking's second half quarterly earnings will largely depend on industry competitive pressures and the affect of higher interest rates on customer demand. Non interest expenses dropped $30 million linked quarter.

Seasonality explained a lot of the reduction, but we're also making headway in streamlining op-erations. For example, as a result of the implementation of consistent banking models across the franchise, we continued to see a reduction in headcount this quarter in our banking unit, and we've closed two mortgage operation centers.

Operating efficiency improvement has been and remains a key focus and in the second quarter, we made good progress. Given lower linked quarter core expenses and a gain in total revenues, Regions' operating efficiency ratio improved to 57% from first quarter's 61% and a year ago's second quarter 61.5%.

Second quarter's effective tax rate declined slightly to 30.5% from first quarter's 31.4%, due to slightly higher tax credits and higher tax-free income. The third quarter's rates should be around 31%.

During the quarter 3.6 million shares of common stock were repurchased, which left Regions' June 30th tangible common equity ratio at a strong 6.69%.

Second half quarterly repurchases will decline from second quarter's level due to merger-related restrictions. Once the merger is completed, we should be able to make up this year's buy back shortfall relative to prior expectations.

To sum up, second quarter's earnings were strong. Regions has good, core operating earnings power that we anticipate to be sustained during the second half of 2006.

Q U E S T I O N S   A N D   A N S W E R S

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

With that Operator, we're ready to take questions.

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


OPERATOR

[OPERATOR INSTRUCTIONS] Your first question comes from the line of Gary Townsend with Friedman, Billings Ramsey. Please proceed.

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GARY TOWNSEND - FRIEDMAN, BILLINGS RAMSEY GROUP - ANALYST

Good morning, gentleman.

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Good morning.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Good morning, Gary.

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GARY TOWNSEND - FRIEDMAN, BILLINGS RAMSEY GROUP - ANALYST

Nice quarter.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Thank you.

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Thank you.

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GARY TOWNSEND - FRIEDMAN, BILLINGS RAMSEY GROUP - ANALYST

Could you please discuss again the margin guidance? You're saying it will average 4.1% for the year, as I understood you.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Yeah, I'm glad you asked that.

What I said was, is that we have a range of expectation, I said I think the midpoint will be around 4.1%. It's difficult to pin that down given all of the factors that go into forecasting that, market competition, customer preference, what the Feds are going to do, so we develop what we think is a very good forecast and I think we do as good a job as anybody at forecasting it.

Every day we come in and work very hard to manage that margin as absolutely as high as we can while attracting the maximum number of customers that we can. And so I said 4.1 being in the midpoint of a range, we're working very hard to make it at the higher end of that range.

GARY TOWNSEND - FRIEDMAN, BILLINGS RAMSEY GROUP - ANALYST

Well, if you think it's hard to predict your net interest margin, imagine it from our perspective.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO I UNDERSTAND.

Gary Townsend - Friedman, Billings Ramsey Group - Analyst

What that implies, though, is that with the margin having been much stronger than that in the first half of the year, that the margin would have to fall to something closer to 4 in the final two quarters.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Yeah, don't -- Gary, don't, I encourage you not to get caught up on a point estimate because that's not what we're trying to say.

Given the structure of our balance sheet, that the factors that will affect it when rate increases stop is that some amount of deposit lag will come out placing pressure on that margin to the extent that the Fed or interest rates continue to move up, that should benefit that margin. And that's why I think it's difficult to sort of pin it down to an exact number, because you can't really get to what the rate environment is going to look like.

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GARY TOWNSEND - FRIEDMAN, BILLINGS RAMSEY GROUP - ANALYST

Perhaps I should ask what your assumptions are with regard to federal reserve moves going forward?

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Well, in terms of our modeling and coming up with that range, we're working off the Ford curve, which basically has another 25 basis points in.

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GARY TOWNSEND - FRIEDMAN, BILLINGS RAMSEY GROUP - ANALYST

The other question I had was with regard to deposit fees, which moves up to about 24 bips of av-erage deposits from 21 the prior quarter. And at that level, it seems quite a bit higher than it's been historically. Can you talk about what moved that to that level? Did you do something else?

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Gary, this is Jack.

Two or three things. One, more volume, more business days, we did have a fee increase that went in February 1 and a combination of those factors really started to flow through in the income statement.

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GARY TOWNSEND - FRIEDMAN, BILLINGS RAMSEY GROUP - ANALYST

So you would say this level is sustainable then?

JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

I would say this level is sustainable given the same number of business days, the new fee struc-ture's in place. You know, it was interesting, last year I think the industry went through a whole time frame where NSF charges, there was a dramatic shift and I think they're now seeing normalcy coming back to that and volume levels have picked back up and volume times rate and number of days that the volume occurs drives what increased that number.

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GARY TOWNSEND - FRIEDMAN, BILLINGS RAMSEY GROUP - ANALYST

Thank you, Jack.

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OPERATOR

Your next question comes from the line of Jed Gore with Sinova Capital. Please proceed.

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JED GORE - SINOVA CAPITAL - ANALYST

Thanks for taking my question.

I'm looking at your January of 2004 slide deck of the deal between Union Planters and Regions and it looks like, obviously the Fed raised rates 17 times in between then and now, but it looks like you're there in terms of hav-ing achieved whated up to achieve with that merger, obviously it's a couple years later, but just looking at the results out of Morgan Keegan and what you've done with the efficiency ratio, for example, this quarter, can you kind of comment on how you feel about where the mergers come to and how that makes you feel about your pending transaction with AmSouth and the assumptions there?

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

This is Jack.

We see it the same way you see it. We think it validates, as I said, validates the reason for the strategic combination between Regions and Union Planters.

Morgan Keegan is expanded their offices, certainly their revenues, our cross sales are up, our expenses are down, our revenue per FTE, things that we've been working on the last couple of years in putting those organiza-tions together, if you look at all of the various components that drive profitably, there's improvement on all of them and it was all a direct result of the merger and we think that the same thing is going to occur with the AmSouth merger, obviously it's go-ing to take time, it's another large merger. It's got to be done correctly, which we're confident of.

Great opportunities, again, for Morgan Keegan within that franchise. Good efficiency opportuni-ties as we continue to implement the business model that we were going to and pretty much the same business model from an op-erating standpoint that AmSouth has now, that will accelerate our ability to get there.

We would expect similar improvements and profitably, growth, as the merger gets completed and the power of the merger on revenues, expense, margin, credit starts flowing through the P&L.

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



JED GORE - SINOVA CAPITAL - ANALYST

The next thing is, this time you're starting with assumptions where the yield curve is flat and not like then where it was an all-time steepness.

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

That is correct.

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JED GORE - SINOVA CAPITAL - ANALYST

Thank you. Good luck.

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Thank you.

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OPERATOR

Your next question comes from the line of Kevin Fitzsimmons with Sandler O'Neill. Please pro-ceed.

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KEVIN FITZSIMMONS - SANDLER O'NEILL & PARTNERS - ANALYST

Good morning, guys.

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Good morning, Kevin.

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KEVIN FITZSIMMONS - SANDLER O'NEILL & PARTNERS - ANALYST

I was wondering if you could comment on loan growth? You commented on strength in certain geographies, but just more by category.

It seemed like CNI and construction were strong this quarter, while you have declines in com-mercial real estate and consumer. Just kind of tie that on what was kind of causing some of those declines with your expectations for earning asset growth to accelerate or be more positive than it has been in the second half.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Yeah, Kevin, this is Bryan. Let me just deal with the, sort of the mechanics that were presented in the supplemental Page 8.

There's a certain class of reclassification that is going on. Essentially taking some loans out of commercial real estate and putting them into CNI. Essentially moving it from collateral-type classification to purpose code lending.

So essentially, commercial real estate was basically flat, the CNI increase was roughly half of what you see there. Given that, we continue to see pretty good geographic diversity around our lending efforts.

We did see a pickup in CNI lending over the last several months. We feel good about sort of how we're positioned in the marketplace, a trend lines look pretty good.

We saw a little bit of line utilization decline on the HELOC, or the home equity line of credit side. But in general, we feel like we're getting what we want out of the lending processes.

We're getting good profitable volume that looks good from a credit quality and a structure per-spective that's coming across the franchise. Parts of the Southeast being a little stronger than some areas I mentioned. But in general, we feel good about the trend line and our ability to continue to grow our loans during the course of the remainder of this year.

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KEVIN  FITZSIMMONS - SANDLER  O'NEILL & PARTNERS - ANALYST

Bryan, you mentioned what you're seeing is good profitable growth. So are you seeing actually pricing competition easing, or are you getting more willing to step out a little more on the pricing curve or is it more just de-mand, more volume out there?

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

I don't think there's a tremendous amount of easing in the pricing. I think we've got a couple of things going on. We've been focused on the profitability of our lending for a while and that pays off when you see that in our margins.

I think what's improving the trend line, is we got through the conversion, the conversion activity late last year, momentum started picking up in the banking franchise as we moved into the early part of 2006. I think you see that extending in the second quarter and so I don't think competitive forces or loan demand as significantly changed from what they were 90 days ago, but the momentum in our franchise is a little bit better.

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KEVIN FITZSIMMONS - SANDLER O'NEILL & PARTNERS - ANALYST

Okay, great. Thanks, guys.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Sure thing.

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Let me add this. This is Jack.

I'd like to add one other thing to that. We've said this before. Historically, and if you go back a couple of years, we, our main asset generation classification loan was CRE. And one of the things that we focused on was to remix, try to remix our loan composition, focus on CNI lending and less focus on CRE.

There's still a lot of CRE lending, still a lot of good CRE loans out there. You'll see that re-ported. I'm sure, from other Southeastern organizations as they report their earnings and we're still making our share of them. But we've tried to keep the mix of CRE loans and the other types of loans on our balance sheet more in line with a little more diversity than we have had in the past.

OPERATOR

Your next question comes from the line of Jefferson Harralson of Keefe, Bruyette. Please proceed.

--------------------------------------------------------------------------------

JEFFERSON HARRALSON - KEEFE, BRUYETTE & WOODS - ANALYST

Thanks.

I want to ask you guys about your business strategies, not to lose business in the areas where you have the most overlap between AmSouth and Regions, do you have some market share losses built into your model, and what specifically are you doing to try not to lose market share where you're going to lose people by design?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Hey, Jefferson. This is Bryan.

We're working very hard on developing the plans for the integration and strategies around the people side of it. As Jack commented, we've announced 100-plus senior leaders in the organization. We're working real hard to give people a view about what that organization is going to look like, we're working hard to develop our plans about how we're going to do business, system selections, those kinds of things, we're very focused on customer retention.

We believe that in the Regions' UP integration, we were very successful in not only retaining customers, but were able to grow the customer base. We recognize the differences in the market overlap we have with Regions AmSouth, and believe me, folks on both side of 20th Street are very focused on that and working very, very hard to make sure associates in both organizations have and see great opportunities and that we do a good job and retain them through this integration.

--------------------------------------------------------------------------------

JEFFERSON HARRALSON - KEEFE, BRUYETTE & WOODS - ANALYST

Okay. A quick follow-up on the service charge increases.

Were they increased to match AmSouth, or were these increased done, kind of independently of AmSouth?

--------------------------------------------------------------------------------

JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

No, these were done and planned last year. It just takes that long to get them in through the sys-tem, unrelated, we have not mapped across our products, haven't done anything relative to common pricing or common products with AmSouth.

--------------------------------------------------------------------------------

JEFFERSON HARRALSON - KEEFE, BRUYETTE & WOODS - ANALYST

Okay, thanks a lot, guys.

--------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of Jeff Davis with FTN Financial. Please proceed.

--------------------------------------------------------------------------------

JEFF DAVIS - FTN FINANCIAL - ANALYST

Hey, good morning, and very good quarter.

-------------------------------------------------------------------------------

JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Thanks, Jeff.

-------------------------------------------------------------------------------

JEFF DAVIS - FTN FINANCIAL - ANALYST

Bryan, could you comment on -- when you and had great timing when UPC was loaded in, could you give us your thoughts on as you merge with AmSouth and whatever it will be through three months, four months and what sort of tweaking or not so subtle changes in the balance sheet dispositions may occur then?

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

We still have a lot of work to do, Jeff, and sort of a lot is going to be dependent on what we think about the interest rate environment as we get closer to the deal. The two balance sheets, in our view, go together very nicely. It tends to look very good and balanced out.

We're a little less asset-sensitive probably on a combined basis than Regions would be. We think that's probably where we need to end up in the long-run.

In fact, during this quarter we took some actions to reduce the downside to falling rates by buy-ing some floors. So in general I think the two balance sheets will go together very well.

I don't think there's a strong or compelling reason we see today to make a significant restructur-ing of either balance sheet.

-------------------------------------------------------------------------------

JEFF DAVIS - FTN FINANCIAL - ANALYST

Okay.

And Jack, as your teams have sat down on the lending side. And obviously all know each other well and have competed together or competed against each other for decades, but any -- leaving aside policies and procedures, is philosophically, what's your view?

Are the organizations fairly close or not that -- not as close? and certainly over the last couple of years and we know with the merger with UP there was a structural reason, but AmSouth has posted much stronger loan growth vis-a-vis Regions. Is the difference a structural reason, or are they really closer together than they appear?

-------------------------------------------------------------------------------

JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

I think they're really closer together than they appear and I think that will play out and become evident as we go forward, Jeff. Policies, all those underlying things are very similar process, clearly underwriting standards.

Part of it here, as I said earlier, if you go back and look at where the vast majority of the growth had been in the Regions organization, it had been in predominantly CRE. And we have, to a degree, I won't say de-emphasize, but as I said earlier in response to the question, we have tried to put as much focus or more focus on other types of lending in the CNI area. We've recently came out with a HELOAN and home equity and have put a lot of focus around that.

So I don't think you'll see -- if you look at the percentage of CRE loans to total loans on the AmSouth balance sheet versus the Region's balance sheet, it is a much smaller percentage. So AmSouth would have a lot more room to add CRE credits to their balance sheet than we felt that we could continue to add CRE credits.

That's why we went into syndication and did syndications on a lot of credits, held very firm on our hold limits over the last 18 months or so and still get great CNI I mean, excuse me, get high-quality CRE loans, we're not growing them as fast as we once did.

--------------------------------------------------------------------------------

JEFF DAVIS - FTN FINANCIAL - ANALYST

Okay. Thanks. And then last question, if I may.

Bryan, on the mortgage side, is mortgage was given the -- given the environment had a good quarter, would it be reasonable to assume then barring a complete collapse in the market that the mortgage component staying profitable for the balance of the year?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Yeah, that would be our expectation, Jeff. We don't see it changing a whole lot one direction or the other. We're hopeful that EquiFirst business may get better by the end of the year, but I don't see significant moving up or down at this point.

--------------------------------------------------------------------------------

JEFF DAVIS - FTN FINANCIAL - ANALYST

Okay. Thank you.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Yes, sir.

--------------------------------------------------------------------------------

OPERATOR

Your next question come from the line of Ken Usdin with Banc of America Securities.

--------------------------------------------------------------------------------

KEN USDIN - BANC OF AMERICA SECURITIES - ANALYST

Thanks, good morning, everyone.

--------------------------------------------------------------------------------

JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Good morning, Ken.

--------------------------------------------------------------------------------

KEN USDIN - BANC OF AMERICA SECURITIES - ANALYST

Two questions, just a first one on the MSR side.

Bryan, you typically take an offset to the impairment in security gains or losses. Any particular reason why you didn't do that this time? Does it relate to anything going on within the portfolio itself?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

No, it doesn't. We're down to about $6 million of remaining reserve. We actually recorded about $3.8 million of permanent impairment and as you said, we reversed about $10 million of MSR. That had been our practice.

There's more discussion about the appropriateness of taking or selling securities at a loss. We decided that there wasn't anything compelling we needed to do with the balance sheet at this point in time, and so we let it flow through.

--------------------------------------------------------------------------------

KEN USDIN - BANC OF AMERICA SECURITIES - ANALYST

Okay.

And as that relates to, I guess, going forward, the securities portfolio on a combined company basis, do you anticipate the combined levels being where you want them to be? Meaning, do you anticipate shrinking the portfolio or growing the portfolio further as a combined entity?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

I don't -- at this point, I don't see significant changes in that, Ken. That's going to be a lot bounded by what we think rates are going to do from that point forward.

We're going to have to evaluate the prepayment characteristics of the portfolio or the extension characteristics of the portfolio and so we'll make those decisions much later on this year as we get closer to closing. But as I said, I don't see a significant reason today to make significant changes.

--------------------------------------------------------------------------------

KEN USDIN - BANC OF AMERICA SECURITIES - ANALYST

Okay. And my other question relates to the expense side.

In the first quarter, you had mentioned that you had gotten to your run rate from the UP deal, and you showed very good cost control partially because of the rolloff of employment-related expenses, but can you just give us some more color on the great control that you had sequentially? How much of it was due to either incremental UP, how much of it was due to savings from Regions, and did you pull back at all on your reinvesting initiatives?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

No. Everything -- there's a certain amount of seasonality that flows through to expenses and things that occur in first quarter payroll taxes is an example don't go away.

But I would attribute 95-plus percent of it to the follow-on efforts of Regions next and the effort works we have in place and we've been focusing on in the last six to nine months to be a much more profitable and effective organization.

KEN USDIN - BANC OF AMERICA SECURITIES - ANALYST

Can you update us on the reinvestment dollars that you'd been spending? Is that still kind of at a continuous run rate or have you changed your views on that given the upcoming AmSouth merger?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

No, we've made no changes on that at all, Ken. A lot of those infrastructure investments were made and they're sort of running in the expense levels.

We've continued to build open branches. I think we've opened somewhere in the neighborhood of 25 branches this yearful we'll probably open another 15 or 16. We're continuing to invest in the franchise and haven't made a significant change there at all.

--------------------------------------------------------------------------------

KEN USDIN - BANC OF AMERICA SECURITIES - ANALYST

Thanks a lot.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Yes, sir.

--------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of Christopher Chouinard with Morgan Stanley.

--------------------------------------------------------------------------------

CHRISTOPHER CHOUINARD - MORGAN STANLEY - ANALYST

Hi. Good morning.

--------------------------------------------------------------------------------

JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Hi, Chris.

--------------------------------------------------------------------------------

CHRISTOPHER CHOUINARD - MORGAN STANLEY - ANALYST

I wanted to circle back to something you mentioned earlier about the reclassification. Can you sort of help us quantify what the impact that was exactly on the growth rates of commercial and commercial real estate, just to get a sense for, you know, and if you've got an estimate of what kind of a period to period like definition growth rate would have been?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Yeah --

--------------------------------------------------------------------------------

UNIDENTIFIED

Categories.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

In terms of the reclassification, I'd call it $500 million. So it would essentially cut the growth rate in the commercial CNI lending on an annualized basis to that 10 to 12% range and then you'd have something in the neighbor-hood of flattish in commercial real estate lending.

--------------------------------------------------------------------------------

CHRISTOPHER CHOUINARD - MORGAN STANLEY - ANALYST

Got it. Got it.

And on the deposit side with the fees being up as strongly as they were, was part of that -- I know you adjusted your fees, but was there a higher incidence of overdraft this quarter that was maybe more than expected?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

No, not more than expected. Seasonally, it ticks up a little bit and then as Jack suggested, you get an additional day or two of charges in the quarter and then you had the flow through of the rate increase that we put in place February
1. But there was nothing demonstrately different about customer behavior.

--------------------------------------------------------------------------------

CHRISTOPHER CHOUINARD - MORGAN STANLEY - ANALYST

And also on the deposit side, could you talk about maybe -- and I know this is sort of putting on your forecasting hat a little bit, but thinking about how much success you've had so far lagging your deposit rates relative to what's been going on and your loan yields, when -- and it seems like there's an expectation that at some point that will change.

Could you talk a little bit about when that happens, how quickly it will develop? It seems like to the extent we've seen pre-announcements at other banks and other Regions this quarter, it seems to have snuck up on some people and is it an expectation that this is something that could happen fairly fast if it does happen?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Well, the -- I think, Chris, that our modeling is -- we look at historical norms, we put a lot of en-ergy into that. If you looked at the last quarter or two, we've probably got a little more of that built into our modeling than is actu-ally incurred. So I'm optimistic that may be we have under -- overstated that creeping up on us and we've been maybe a hair conservative in our modeling.

Our bankers are doing an excellent job of managing customer relationships, managing the mix, working with treasury in that regard. So I think we've got a fair amount of it built into our modeling and I think if anything issues it's sort of right on target to maybe a hair conservative.

--------------------------------------------------------------------------------

CHRISTOPHER CHOUINARD - MORGAN STANLEY - ANALYST

Understood. Okay. Well, thanks very much.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Sure thing.

--------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of Todd Hagerman with Fox-Pitt Kelton. Please proceed.

--------------------------------------------------------------------------------

TODD HAGERMAN - FOX-PITT KELTON - ANALYST

Good morning, everybody.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Morning, Todd.

--------------------------------------------------------------------------------

TODD HAGERMAN - FOX-PITT KELTON - ANALYST

Bryan, just a follow-up to that last question.

I was just kind of curious on the deposit side and the pricing. You had mentioned last quarter that you were lagging, or you were about 10 basis points behind plan in terms of deposit costs. Is there any influence as you look out to AmSouth and their funding structure into in terms of how you're thinking about the integration that may be influencing deposit pricing going into the deal?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

No, we're not, no, we're not, we're not able to do that and we're not doing that until we close the merger, we're competing with each other across the street. That's something we will have to work through when we close the deal, but at this point it hasn't changed our behavior.

--------------------------------------------------------------------------------

TODD HAGERMAN - FOX-PITT KELTON - ANALYST

Or I guess I should say is there anything within the various line items that are quite a bit different from each other in terms of any particular products that in terms of the post-accounting adjustments will be noteworthy?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

There are some differences, but I think they can be worked through.

--------------------------------------------------------------------------------

TODD HAGERMAN - FOX-PITT KELTON - ANALYST

Okay.

And then just getting back, on the held for sale, you had mentioned the benefit you had picked up this quarter, there was quite a bit of increase this quarter in terms of held for sale. I'm assuming the trend there is lower going into the third quarter, is there anything significant in that mix that's going to influence the margin going into the next couple of quarters? The held for sale volume ticked up, production ticked up at EquiFirst roughly 70%. Origination volumes have been running north of $1 billion a month. The next couple of quarters, it looks pretty high, too.

Obviously, the amount of volume we do will be bounded by the product that borrowers want to buy and what investors are willing to pay for it so it may -- it's going to ebb and flow a little bit. I don't think it rolls out of bed.

The other factors impacting the margin in a significant way will be what happens with that de-posit cost and what happens with federate movementing being the too primary ones. Okay. And just lastly, can you add any color or context to the -- I noticed the FTE number was down quite a bit sequentially. Is there anything there that we should be aware of or is anything there tightening the Regions neck or anything is attributable to some of the recent management an-nouncements that you've made in terms of the new structure?

--------------------------------------------------------------------------------

JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

This is Jack.

Really, I think that is just the flow-through of business model implementation which is really driven around Regions next, staffing models out across the branch system, just blocking and tackling and putting in the plan and re-ductions come through that and the FTE reductions show up in that process. So nothing unusual there other than what we'd already planned.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

This is Bryan again.

One thing to add to that is with the announcement of the merger, that will further enhance our ability to control FTE because as positions open up, we will obviously try to hold those open and make sure we place associates of either one of the companies in those as we progress. So I think there's probably a little bit of momentum that comes from the announcement of the merger.

--------------------------------------------------------------------------------

JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

And also, I'll say one other thing, and we talked about it earlier in the year and Bryan mentioned it in his comments earlier. One of the key components of the bonus plan for management, those of us in this room and those of us that are managing the business units and those that are managing the banking units across the field is revenue for FTE.

There's a numerator and a denominator, obviously, so there's a lot more focus on FTE con-trolled, the contribution of every FTE in the Company, and I think that is attributed also to that reduction.

--------------------------------------------------------------------------------

TODD HAGERMAN - FOX-PITT KELTON - ANALYST

That's helpful. Thanks very much, Jack.

--------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of Christopher Marinac with FIG Partners. Please proceed.

--------------------------------------------------------------------------------

CHRISTOPHER MARINAC - FIG PARTNERS - ANALYST

Hi, guys, good morning. Just one more follow-up question on deposits.

Bryan, you mentioned the money market campaign started at the end of the quarter. What's the incremental difference between the money market campaign and what you pay on CDs?

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

The incremental difference is not going to be that great. The money market campaign is a four-product campaign, it's got higher balances, it's designed to attract higher net worth, higher deposit-bearing customers, build out relationships with it.

It's designed to compete with the shorter duration CDs we had emphasized over the last several quarters. And we're seeing pretty good success in the early days of that.

-------------------------------------------------------------------------------

CHRISTOPHER MARINAC - FIG PARTNERS - ANALYST

Great, that's helpful.

I guess to the extent your low-mix consider or low-cost deposits are relative today, do you have a goal where that becomes whether it's Regions standalone or AmSouth?

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Our goal as of --?

-------------------------------------------------------------------------------

CHRISTOPHER MARINAC - FIG PARTNERS - ANALYST

The low-cost deposits as a total of funding.

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

We don't work off a goal, we work really hard to maximize that. We push that as hard as we can. We work really hard on the interest-free balances in particular with the free checking product and we've had good success on that, but was don't work off of a goal.

-------------------------------------------------------------------------------

CHRISTOPHER MARINAC - FIG PARTNERS - ANALYST

Great, Bryan, thanks very much.

-------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of John Pandtle with Raymond James. Please proceed.

-------------------------------------------------------------------------------

JOHN PANDTLE - RAYMOND JAMES & ASSOCIATES - ANALYST

Bryan, how much opportunity remains to pick up more incremental savings from Regions Next. Should we expect just on the expense side of the efficiency ratio additional improvement going into the Regions AmSouth deal and the expense savings that you projected for Regions and AmSouth, that transaction, were they based off of a specific efficiency ratio for Regions only going into the merger?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

No, there's -- we think there's some additional upside in Regions Next. We are confident in our ability to get that, I think, as late -- at the end of last year, we hold expenses generally flattish with the exception of market-sensitive revenues for Regions this year. We see good success in that.

When we built up the cost-saving opportunities in the Regions AmSouth merger and integration, we built it from a bottoms up. We looked at what we were spending in various areas. And so we're very, very confident that the $400 million of cost savings can be achieved and in addition to what we have built into our baselines.

--------------------------------------------------------------------------------

JOHN PANDTLE - RAYMOND JAMES & ASSOCIATES - ANALYST

Okay. Thank you.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

You're welcome.

--------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of David Stumpf with A.G. Edwards. Please proceed.

--------------------------------------------------------------------------------

DAVID STUMPF - A.G. EDWARDS & SONS - ANALYST

--------------------------------------------------------------------------------

Thanks. Most of my questions have been answered, Bryan, but I would like to just dig a little bit deeper, a little more detail on the increase.

That was an area of a lot of volatility and a lot of pressure. For you to be able to raise that fee is, I guess, intriguing. Where was your base fee with regard to the free checking product? Where were you relative to your com-petitors? And have you brought it up to the competition, or are you ahead of the competition? Put some color on that.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS  FINANCIAL  CORPORATION  - CFO

I think it went from 30 to $31, and in most markets, we are still under our pier competitors, I will say. Obviously there are a lot of community banks in a lot of the markets we are in, and those are all over the board but comparatively, AmSouth is $36.

--------------------------------------------------------------------------------

DAVID STUMPF - A.G. EDWARDS & SONS - ANALYST

Okay.

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Right today. I'm familiar with that but I can't quote you what Wachovia's is, but we know ours are -- it was the increase of $30 to $31. And we have surveyed the markets and that was competitive and still below most of our peer competitors in our markets.

--------------------------------------------------------------------------------

DAVID STUMPF - A.G. EDWARDS & SONS - ANALYST

            That's very helpful. Thank you.

--------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of Chris Mutascio with Credit Suisse. Please proceed.

--------------------------------------------------------------------------------

CHRIS MUTASCIO - CREDIT SUISSE SECURITIES - ANALYST

Good morning.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

MORNING.

--------------------------------------------------------------------------------

CHRIS MUTASCIO - CREDIT SUISSE SECURITIES - ANALYST

Bryan, you partially answered my question already in terms of saying you purchased some floors but assuming we're near the end of the Fed tightening, why not more aggressively use some of the better than expected earn-ings to protect future earnings growth for when the Fed goes on hold, via selling of low-yielding loans or securities or more ag-gressively protecting yourself with interest rate derivatives?

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Timing is everything,  I suppose. We looked at the floors in the second quarter,
volatility   seemed  awful  cheap.  We  bought  a  couple  billion  of  downside protection. We are looking at the markets and consider whether we buy more.

We have a significant portion of the balance sheet that could very easily be swapped to floating -- to fixed, which would have very good characteristics in a falling rate environment. So we think we have a number of levers.

We're focused on it, as in most things that we do, we're taking what we think are hopefully cau-tious and majored steps, trying not to place big bets at any one point in time in the cycle. But I'm pretty comfortable that we can protect our margin and I think -- all things being equal, if the Fed stops either in August or after August, you have some of the pressure I talked about with deposit rates catching up, but I also think we can make some systemic changes in the balance sheet and protect that margin and have a pretty good-looking margin for 2007.

--------------------------------------------------------------------------------

CHRIS MUTASCIO - CREDIT SUISSE SECURITIES - ANALYST

Fair enough. Thank you.

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

You're welcome.

-------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of Ed Najarian. Please proceed.

-------------------------------------------------------------------------------

ED NAJARIAN - MERRILL LYNCH - ANALYST

My question has to do with Morgan Keegan. We've seen Morgan Keegan put up two great quar-ters in a row, as most of the investment bapgs have yet it seems like we're moving into an environment, interest rates are up, the market is down to some extent.

Really just looking at a perspective from you guys on the sustainability on these types of first and second quarter sustainability.

Can they grow from here, or will a tougher operating environment make it tougher to sustain these kind of numbers?

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Well, one of the things -- this is Bryan, Ed.

One of the things about Morgan Keegan is it's naturally going to have more volatility than a lot of our lines of businesses. As we look out over the horizon today, we feel like a lot of what they're doing is sustainable.

We see good flows in most if not all of our businesses. We think it's good core quality customer business.

It's not a trading business in any way. It's about making markets for customers, serving custom-ers. We're doing very well in the investment banking businesses, both on the fixed income and the equity capital market side, so we feel good about it of the but it's going to ebb and flow a little bit.

And whether it's $33 million next quarter or 30 or 35, it's very difficult to sort of pin down de-pending on what you think about those market sense at sensitivities and they will influence it.

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ED NAJARIAN - MERRILL LYNCH - ANALYST

Do you think a lower interest market and a backdrop has -- it's hard for us to gauge what the sen-sitivity to the earnings are to those things. Can you give us any insight there?

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Well, I think, the shape of the curve is going to have an impact on their business. It's going to have an impact on what investors are willing to do in the private client businesses, both buying and selling. If it stays this kind of environment, I think it will be pretty stable for the rest of this year.

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ED NAJARIAN - MERRILL LYNCH - ANALYST

Okay. Thanks a lot.

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

You're welcome.

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OPERATOR

Your next question comes from the line of Jennifer Demba with SunTrust Robinson Humphrey. Please proceed.

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JENNIFER DEMBA - SUNTRUST ROBINSON HUMPHREY - ANALYST

Thank you, good morning.

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Good morning, Jennifer.

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JENNIFER DEMBA - SUNTRUST ROBINSON HUMPHREY - ANALYST

Question on high-rise condo lending. I wondered if you could give us an update on what your exposure there is right now. And it looks like as we look across the Southeast, there's more and more high-rise condo bilge, but it's on and off the coast, I'm wondering what where are appetite is for that product right now and what changes you may or may not be seeing in demand?

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Jennifer, this is Bryan.

I'm not aware of any significant exposure to high-rise condo lending and to my knowledge, we have not made any changes in our appetite for that. That's not been a business that we've done a significant amount of over time.

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JENNIFER DEMBA - SUNTRUST ROBINSON HUMPHREY - ANALYST

Okay. So can you give us any idea of what your exposure is, in dollar amounts?

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

No, not off the top of my head, because it's not a significant number. I can get Jenifer to call you back on that one.

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JENNIFER DEMBA - SUNTRUST ROBINSON HUMPHREY - ANALYST

Okay. No hurry at all.

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Okay.

JENNIFER DEMBA - SUNTRUST ROBINSON HUMPHREY - ANALYST

And so, follow-up on a question before about head counts. So are you -- you're expecting a fur-ther reduction in headcount here in the second half of the year with your staffing models being refined?

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

I think my best guess would be flat to down, yes.

-------------------------------------------------------------------------------

JENNIFER DEMBA - SUNTRUST ROBINSON HUMPHREY - ANALYST

Okay. Thank you.

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

You're welcome.

-------------------------------------------------------------------------------

OPERATOR

Your next question comes from the line of Richard Bove with Punk, Ziegel. Please proceed.

-------------------------------------------------------------------------------

RICHARD BOVE - PUNK, ZIEGEL & COMPANY - ANALYST

Thank you. I wondered if I could ask you a couple of quick questions.

The first one is, the signs of your allowance relative to your non-performing assets makes me wonder if the SEC at some point might seek a reserve of lease from your company?

-------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

This is Bryan, Dick.

I don't -- it's almost impossible to suggest or guess what the SEC or accountants -- we go through a -- We do our analysis, the accountants do an analyst, verify that historic perspective current prospective loss, we go there are detailed analyses once a month to look at the adequacysy of those reserves to the level of risk we see in the portfolio, also keeping in mind the exposure of roughly a billion, billion one exposure we have in the Katrina markets. So we spend a lot of time on it. We spend a lot of time documenting it and our outside auditors spend an awful lot of time auditing it.

-------------------------------------------------------------------------------

RICHARD BOVE - PUNK, ZIEGEL & COMPANY - ANALYST

Okay.

I guess the second quick question would be, the relationship between core deposits and non-interest income fees or deposit fees. If your core deposits are going down, presumably because some corporations are moving funds to areas of higher return, does that mean that there should be a sustainable increase in deposit fees because they're now paying you with fees as opposed to compensating balances?

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

I don't think changes in commercial activity is going to have as much influence on our service charge activity as you would see from the consumer side. If you start to see significant changes in customer accounts on the con-sumer side or customer behavior there, that will have a much more significant impact on it.

So I don't think -- I think the service charge levels that we see are reasonably sustainable. But -- and I don't see a significant impact of commercial activity on that.

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RICHARD BOVE - PUNK, ZIEGEL & COMPANY - ANALYST

I see.

Another one would be on this headcount issue. Is it possible that a number of the people who are looking at this AmSouth merger coming in the future are now reducing employment in expectation that they will be get-ting a whole new set of people when the merger occurs, so that what you're getting is cost reductions from head count reduc-tions in expectation of the AmSouth merger.

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Dick, this is Bryan again.

What's going on in the franchise today is principally two things. It's the proactivity we have had around Regions Next and our consistent business model and our staffing plans and the other is normal attrition we have that just sort of goes on month in, month out. There's nothing done today in anticipation of putting things together.

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RICHARD BOVE - PUNK, ZIEGEL & COMPANY - ANALYST

I see. And a final question, which is, I guess, the most complicated one.

When you're talking about the margins, you've indicated that you're asset-sensitive, which pre-sumably means as rates go up, your margins would go up but you're also mentioning you have shift in your deposit mix, which is causing a compression in your margins and then thirdly, of course, you've got this increase in loan volume, which has an impact on overall net interest income.

And when I try to sort the three things out, I'm confused as to, A, where the margin might end up, and B, what might happen to that interest income? Can you clarify any of that?

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BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

Yeah, I don't think I want to improve, or can improve on sort of a range with the midpoint somewhere around 410. Our balance sheet is structured in such a way that when the Fed moves, i.e. market rates, then our loans re-price, deposit costs are managed, 60% of our loans repriced, roughly, and then our deposit costs are managed overtime.

So there's a certain amount of lag built into the deposit costs. And so what happens is, we are asset-sensitive, it should improve the margin somewhat if rates go up, deposit costs lag over time will be into or erode that over time.

Loan growth, depending on the profitability and the spread we put it on will either have a slightly positive or slightly negative impact on the margin, but it should be additive to net interest income. I know I haven't given you an answer to what I think net interest income is going to be, but I think that's sort of the way it's going to behave.

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RICHARD BOVE - PUNK, ZIEGEL & COMPANY - ANALYST

Okay. Thank you very much.

--------------------------------------------------------------------------------

BRYAN JORDAN - REGIONS FINANCIAL CORPORATION - CFO

You're welcome.

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OPERATOR

There are no further questions in queue.

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JACK MOORE - REGIONS FINANCIAL CORPORATION - CHAIRMAN, CEO, PRESIDENT

Well, thank you very much. Appreciate your interest and discussion and on to the third quarter.

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OPERATOR

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect and have a great day.
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